Sidus Group

Acacia Research Corporation's False and Misleading Claims
May 30, 2018

Disclaimer

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. This presentation is not an offer to sell or the solicitation of an offer to buy interests in a fund or investment vehicle managed by Sidus Investment Management, LLC or any other participant in its solicitation (collectively, "Sidus") and is being provided to you for informational purposes only. The views expressed herein represent the opinions of Sidus, and are based on publicly available information with respect to Acacia Research Corporation (the "Issuer"). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by the Issuer with the Securities and Exchange Commission ("SEC"), and other sources.

Sidus has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between or among Sidus and any third party or parties by virtue of furnishing this presentation.

Except for the historical information contained herein, the matters addressed in this presentation are forward-looking statements that involve certain risks and uncertainties. You should be aware that actual results may differ materially from those contained in the forward-looking statements.

Sidus shall not be responsible or have any liability for any misinformation contained in any third party SEC filing or third party report relied upon in good faith by Sidus that is incorporated into this presentation. There is no assurance or guarantee with respect to the prices at which any securities of the Issuer will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and pro forma information set forth herein are based on assumptions which Sidus believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Issuer will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

Sidus reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Sidus disclaims any obligation to update the information contained herein.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.

The Absolute Failure of the Acacia Board

➢ Stockholders of public companies are entitled to expect **a basic governance framework**:

- An independent and prudent board of directors
  - Overseeing a well-qualified CEO
    - Executing a clearly articulated business strategy.

➢ Now, two years into the Graziadio and Walsh program:

- *No CEO for nearly 2.5 years*
- *No business plan*
- *A conflicted and unelected Board (57%) with ties to Graziadio*
- *Outlandish corporate waste – SG&A of almost $2 million per employee, sitting in 17,758 square feet of palatial offices for 13 people*
- *Egregious self-serving compensation, unlike anything ever seen in a public company before*

➢ And the market's final judgment – an Enterprise Value reduced to zero.

➢ Graziadio and Walsh are the architects of the current strategy and compensation schemes, which incentivize the Board to gamble stockholder money on high risk bets with stockholders taking all downside risk while insiders stand to benefit considerably.

➢ We believe stockholders can only be protected if Graziadio and Walsh are removed from the Board. Stockholders have a crucial opportunity to replace them by electing Alfred V. Tobia, Jr. and Clifford Press who have **demonstrated records of success in achieving positive change for stockholders as minority board members**.

Acacia's Contrived TSR Claims
"Been Down So Long It Looks Like Up To Me"

➢ Coming up with rationalizations for a 93% decline in stock price is hard, and even more difficult when Board members – including Graziadio and Walsh – have been benefiting from extravagant compensation practices.

➢ We doubt stockholders will derive much comfort from a contrived, incomprehensible and distorted analysis showing that a 93% decline is better than 98%. When Enterprise Value has been reduced to zero, value destruction is absolute.[1]

➢ In our view, Acacia should stop coming up with gimmicks to defend the indefensible. These gimmicks only illustrate how detached from reality – and stockholders' best interests – current leadership really is.

➢ This detachment is further proved by unelected director Paul Falzone's comments upon his appointment: "I am focused on helping the Company achieve profitable growth and **deliver further value** for its stockholders."[2] Based on Acacia's abysmal performance, we do not know what value he is referencing.

Acacia has also created a fictitious peer group to try and fool stockholders about its miserable performance

[1] As of end of Q1 2018.
[2] Acacia press release dated April 2, 2018 (emphasis added).

Sustained Stockholder Value Destruction Has Been Devastating

1-, 3-, 5- and 10-Year Total Shareholder Return[1]

	1-Year	3-Year	5-Year	10-Year
ACTG	-34.4%	-65.0%	-86.6%	-32.4%
NASDAQ Composite Index	22.2%	49.5%	130.2%	249.2%
NASDAQ-100 Technology Sector Index	29.1%	85.9%	197.0%	319.4%

Nearly 87% Stock Price Depreciation Over 5-Year Period[1]



There is no peer comparison that can mask this record of failure

[1] Data as of April 4, 2018.

Acacia Cannot Hide The Dramatically Better Performance of its RPX Peer Group

Acacia contrives its peer group from the RPX selection of peers. Of its true RPX peers, its stock performance is the worst by far

Public PAE Overview

Large Cap Companies [1]	Ticker	Stock Price (As of 9/30/14)	Market Cap (As of 9/30/14) ($ MM)	Market Cap (As of 3/31/18) ($ MM)	Percent Change	Employees (As of 9/30/14)	Employees (latest available)	S.G & A ($MM)	SG&A Cost per Employee ($000)
Rovi (now TIVO)	TIVO US Equity	22.59	2,140.0	1,665.6	-22.2%	1,200	1,700	$187.8	110.5
InterDigital	IDCC US Equity	52.90	1,966.0	2,557.3	30.1%	320	350	51.0	145.7
Tessera (now XPER)	XPER US Equity	35.76	1,887.1	1,041.1	-44.8%	203	700	135.6	193.7
Rambus	RMBS US Equity	11.09	1,272.6	1,443.5	13.4%	505	767	113.0	147.3
Acacia	ACTG US Equity	16.94	849.0	177.3	-79.1%	57	13	25.2	1,938.5
Pendrell	PCOA US Equity	1.38	368.2	131.4	-64.3%	57	12	7.7	641.7
WiLAN (now QTRH)	QTRH CA Equity	3.01	361.2	172.0	-52.4%	66			
Aggregate Market Value of the Group, excluding ACTG			7,995.1	7,010.9	-12.3%				247.8

➢ The aggregate market cap value of the group, excluding ACTG, has declined by 12.3%. **ACTG has declined by 79.1%**

➢ One of many factors contributing to the unparalleled value destruction at Acacia is uncontrolled spending on overhead – Acacia spends SG&A of nearly $2 million per year for each employee, which is 784% more than the peer group average. This is the expense category that includes director compensation.

Yet Acacia now tells stockholders that it "has undertaken an extensive operational and organization restructuring."

[1] Acacia's peer group from RPX report
Source: Bloomberg and public filings

The Company Historically Claimed "Patent Reform is Fundamentally Good for Acacia's Business"

Acacia now points to the AIA Act as the nexus of its demise – it was enacted in September, 2011. Acacia embraced this legislation and incorporated it into its business model. Acacia was still promoting regulatory change as a benefit to its strategy even as late as 2014.

From Acacia's Q3 2014 investor presentation:

The Future of Invention: IP Legislation
Patent Reform is Fundamentally Good for Acacia's Business

The Goodlatte Innovation Act Overview

<u>Proposed Reforms</u>

#1 – Reduce abusive litigation, costs and time—Acacia agrees

#2 – Mandatory disclosure of patent holdings for NPEs—Acacia agrees

#3 - Core discovery expenses are born by each party but each party must pay the other for excessive discovery requests—Acacia agrees

#4 – Protect end user—Acacia agrees

#5 – Loser pays—Acacia agrees if mutually applicable

ACACIA RESEARCH GROUP, LLC

CONFIDENTIAL AND PROPRIETARY   16

From Acacia's May 21, 2018 press release:

"Acacia performed extremely well until unexpected legal reforms and unfavorable litigation rulings upended our business" **(May 2018)**

Acacia is now attempting to re-write history, blaming its poor performance on the same patent reforms it once characterized as beneficial to its business.

Why should stockholders believe the Company now any more than over the past seven years?

Acacia's Board Has A Demonstrated Record of Capital Destruction – A Negative Outlier in the Field of PAE

Company	Paid In Capital*	Enterprise Value (31 March 2018)	Patent Licensing Royalties (FY 2017)	R&D Spend (LTM)	SG&A Expense per Employee ($ 000)
ACTG	**649**	**38**	**65.4**	**1**	**1,938.5**
IDCC	673	1,745.9	512.4	68	145.7
XPER	687	1,440	373.7	102	193.7
OLED	608	4,090	126.5	50	212.1

➢ All of these companies raised similar amounts of Paid In Capital, and all pursue a PAE business model. Over a long period of time, the Board of Acacia has taken the Company down a **strategic dead end.**

➢ By Acacia's own admission, it has ended up with a **non-viable strategy**. And now, on this admitted record of failure, the incumbents want you to trust them to invest the remaining cash in speculative areas in which they lack demonstrated expertise.

The reality is that:

➢ Acacia raised **$394 million** in two offerings in 2011 and 2012 for its stated patent strategy.

➢ Nevertheless, Acacia alone among these companies adopted a scattershot "strategy" of random acquisitions and litigation with no innovation.

➢ In contrast, competitors identified markets where they could drive value and build an evergreen patent business, fueled by active R&D and a focused process that resulted in sustainable royalty streams.

The incumbents have failed to execute a viable strategy – and now they want investors to trust them with the Company's remaining capital

*Data sourced from public filings from respective companies.

Here We Go Again – Scattershot All Over

From Acacia's 2018 Annual Meeting Presentation:

Acacia's Targeted Technology Sector and Investment Criteria

- Due to the radical pace of change in many high-tech sectors, Acacia believes that this is a very good time to be a value-added investor
- Based on Acacia's depth of expertise and the insights obtained from Acacia's research and relationships, the Company is focusing its investing efforts in the following sectors:
  - Artificial Intelligence (AI)
  - Machine Learning
  - Machine Vision
  - Robotics
  - Blockchain Technologies

- Acacia has just 13 employees and lists in the Form 10-K a total of 53 separate technology areas in which it has made investments, ranging from Knee Replacement Technology to Online Auction Guarantee Technology and Reflective and Radiant Barrier Insulation Technology, to name a few.
- However, nowhere does Acacia mention anything related to Artificial Intelligence, Machine Learning, Machine Vision, Robotics or Blockchain Technologies, the areas of its new investment focus.

Other than having $150 million of stockholder capital to spend, is there any qualification that equips this Board to invest in these areas?

*Source: Acacia Annual Meeting presentation issued on May 24, 2018.

Graziadio Has Stabilized Acacia – at Rock Bottom

➤ Graziadio claims to have stabilized Acacia, but unfortunately for Acacia stockholders, he stabilized the Company by letting it hit rock bottom, trading even below cash value.

➤ As of March 31, 2018, Acacia was trading at a market capitalization of $177.3 million and an Enterprise Value of $(0.8) million.[1] At the time, it had $179.7 million of cash, a patent portfolio valued at $57 million and an investment in Veritone valued at $64 million.

➤ The market has spoken and clearly lacks confidence in the Board as currently constructed to generate a positive return on Acacia's cash – especially considering the long record of demonstrated value destruction.

What is most alarming, however, is that insiders appear to have no concept of the seriousness of the value destruction they have caused

[1] Bloomberg

Graziadio and Walsh Have Been Spared the Consequences of This Devastating Value Destruction and Falsely Claimed They Are Aligned with Stockholders

➤ Acacia refers to stock purchases by Graziadio (and his family trust) and Walsh as a validation of their commitment to the strategy.

> *"During this critical time of Acacia's transformation, our two nominees, Mr. Graziadio and Mr. Walsh, purchased a substantial amount of Acacia stock in the open market, which demonstrates their confidence in Acacia's new direction. Mr. Graziadio and his family trusts have purchased 1,026,000 shares at an average price of $5.25 per share, for a total investment of approximately $5.4 million. Mr. Walsh has purchased more than 352,000 shares at an average price of $4.50 per share, for a total investment of approximately $1.6 million."* [1]

➤ Based on the price of ACTG stock on March 20, 2018, the date our nominations were disclosed, Graziadio and Walsh had incurred unrealized losses on these positions of $(1,744,200) and $(334,400) respectively.

➤ Fortunately for them, since 2016 they have recovered compensation from Acacia and Veritone of $3,709,975 for Graziadio and $1,018,765 for Walsh, leaving both directors very well ahead.

➤ Public stockholders, however, were not so fortunate, having endured unrecompensed losses of 65% in the last three years alone. How are stockholders supposed to believe these two directors are somehow aligned with their best interests?

➤ Furthermore, the Acacia incumbents appear to suffer from an even greater reality disconnect in their criticisms of Mr. Tobia, Managing Member of Sidus, for not owning Acacia stock personally.

➤ Mr. Tobia's fund documents do not permit him to trade individually in positions that are held by the fund. This is very basic – but Acacia insiders appear to have no comprehension of the principles of fiduciary responsibility, as evidenced by their repeated self-enrichment at the expense of stockholders, and the brazen attempts to distort their actions to mislead investors.

ACTG stock has declined 93% from it's peak in 2011 and is down 41% since Louis Graziadio was appointed Executive Chairman on August 1, 2016[2]

[1] Acacia Letter to Shareholders, May 14, 2018.
[2] As of April 4, 2018.

"Country Club" Governance Principles

In order to mask the fact that the Nominating and Governance Committee met only once a year for TEN YEARS, the Acacia Board makes the outrageous claim to have held dozens of informal meetings and "worked methodically over 18 months to identify and vet two new board members…" [1]

- ➢ Further, we believe that Acacia never retained an executive search firm or took other reasonable steps to expand its field of candidates beyond the personal acquaintances of Executive Chairman Louis Graziadio.

- ➢ Nevertheless, the Company asserts that Graziadio had no prior relationship to new unelected director Joseph Davis, yet they belong to the same exclusive country club.

GHIN Handicap Lookup Results
Louis Graziadio
Los Angeles Country Club
Southern California Golf Assoc
HDCP Index: 14.2
Eff Date: 05/15/2018
Louis Graziadio
Palos Verdes Golf Club
Southern California Golf Assoc
HDCP Index: 14.2
Eff Date: 05/15/2018
Louis Graziadio
The Vintage Club
Southern California Golf Assoc
HDCP Index: 14.2
Eff Date: 05/15/2018
Louis Graziadio
Valley Club of Montecito
Southern California Golf Assoc
HDCP Index: 14.2
Eff Date: 05/15/2018

Joseph E Davis
Los Angeles Country Club
Southern California Golf Assoc
HDCP Index: 14.0
Eff Date: 05/15/2018

Were the "dozens of informal meetings" held at Los Angeles Country Club?

[1] Acacia press release, May 24, 2018.

The Ties That Bind

The Acacia Boardroom and the Country Club "Friends of Lou":
Louis Graziadio, his family Trustee and long-time business associate (James Sanders, Acacia Director), and their previously undisclosed Board "advisor," Tom Bruderman



L to R: Tom Bruderman, Louis Graziadio, Jim Sanders, Steve Calvillo & Bill Lang

➢ Considering his background, it is perhaps understandable that Bruderman's role has not previously been disclosed.

➢ However, like newly appointed director Paul Falzone, Bruderman has been attending Board meetings without notice to stockholders.

➢ What is the basis of his participation in Acacia and Veritone board meetings, and how is he compensated?

Did disgraced trader and Board advisor Tom Bruderman assist in the selection of Acacia's four unelected directors?

Rewriting History: The Evolution & Purpose of the Profits Interest Plan

February 16, 2017, AIP Operation LLC, an indirect subsidiary of Acacia, adopts a Profits Interest Plan:

Acacia adopted a Profits Interest Plan that provides for the grant of equity interests in AIP to certain members of management <u>and the Board</u> as compensation for services rendered for or on behalf of AIP.

"Acacia owns substantially all of the equity in AIP and at all times will control AIP. Although AIP currently holds no material assets, Acacia from time to time may contribute to AIP certain assets or securities <u>related to portfolio companies in which Acacia holds an interest</u>." [1]

March 21, 2018, Acacia letter to stockholders:

*"What the Sidus letter fails to mention is that the profits interests in AIP were granted pursuant to a compensation program **developed** by Pearl Meyer…."*

April 30, 2018 Acacia 10-K/A:

*"Profits interest units were granted as compensation for services provided to AIP and to Veritone, upon the **recommendation** of the Compensation Committee and Pearl Meyer, our independent compensation consultant."*

May 24, 2018 Acacia Investor Presentation:

*"The Board of Directors **developed** an incentive program **specific to the Veritone Investment…"***
*"…This structure was designed with the **assistance** of Pearl Meyer…"*

Now Acacia claims "the Plan" is specific to Veritone only. We question what Pearl Meyer's involvement actually was.

[1] Acacia Form 8-K filed February 22, 2017.

The Profits Interest Plan Gets Worse and Worse: AIP = "All Insiders Profit"

Acacia stockholders began fiscal year 2017 owning 100% of the Veritone warrant. Six weeks later, it had been contributed to the PIP, and only 60% still belonged to Acacia stockholders.

➢ On the basis of accepted option valuation methods, this warrant had a value of $13,959,000 by the end of 2017.

➢ However, Acacia management has utilized a "Geometric Brownian Motion model" to ascribe a value to the interests assigned to management as further adjusted by "the average allocation across all GBM simulation paths" and "an estimate of a DLOM using the Finnerty model."[1] By this method, Acacia reports that the value of 40% of the warrant allocated to insiders is only $722,000.

➢ **However, if only $722,000 has been given to management, stockholders should be asking what happened to the $5,583,000 in warrant value that has been taken from them?**

➢ In our view, PIPs are unprecedented in public companies, so no recognized method of accounting for the value transfer to management exists.

We believe Acacia's use of a PIP is flawed and dangerous for many reasons, and Acacia's disclosures to stockholders are ever-changing:

➢ Acacia's disclosure of the role of Pearl Meyer has evolved – at first they "developed" the plan, then "recommended" it, and now just "assisted." Based on our research, we believe it is improbable that any recognized compensation consultant, Pearl Meyer included, would recommend or approve such a plan for a public company, no matter which assets were being contributed.

➢ When it was first launched, any asset of the corporation was fair game to be contributed to the PIP. Now we are told it will be used only for the Veritone warrant.

[1] ACTG 10-K filing, March 7, 2018.

Graziadio & Walsh are Architects of Outlandish Compensation

➢ Walsh was on the Compensation Committee when the PIP was created on February 16, 2017. Before April 2018, the Chair of the Compensation Committee was never disclosed, but we believe Graziadio and Walsh have both led the committee.

➢ Walsh was also on the Compensation Committee on June 9, 2017 when he received additional performance options valued at $89,625 for his role in the Veritone investment.

➢ On January 2, 2018, Walsh was on the Compensation Committee when the committee granted extra options to Graziadio and himself (250,000 for Graziadio and 100,000 for Walsh).

➢ Walsh resigned from the Compensation Committee on February 12, 2018, which was first disclosed in the Company's preliminary proxy filing on April 2, 2018.

➢ Falzone then became Chair of the Compensation Committee on March 30, 2018, even though he had never served on a public board before Acacia and has no record of compensation expertise in a public context.

Frank Walsh was on the Compensation Committee when the PIP was created and has consistently received more option awards than every director except Graziadio

Acacia's Board is Focused on the Wrong Things

The Acacia Board is Extremely Active and Engaged **??**

> In 2016 and 2017, Acacia's Board met numerous times through informal board meetings, committee calls and formal in-person board meetings to evaluate alternative paths for the business

- The Board is committed to leveraging Acacia's existing assets and expertise to create stockholder value while not jeopardizing the Company's IP assets and revenue streams

- In February 2018, the Board formalized its Strategic Review Committee, with Ted Walsh as Chairman, to identify, review and evaluate potential strategic opportunities

- The Company has engaged a leading technology-focused investment bank to assist in executing its strategy and advise on potential transactions



18

The only thing Acacia's directors are actively engaged in is determining how best to enrich and entrench themselves.

We find it very telling that the Compensation Committee held 38 meetings from 2013 through 2017 while the Nominating and Governance Committee only held 5 meetings during that same period.



Is Acacia Forgetting about the Ill-Fated Bitzumi Investment?

Value-Added Technology Investments Have Shown Early Success

Acacia's Rigorous Evaluation and Due Diligence Process

- Investment thesis and long-term value expectation
- Industry attractiveness and competitive positioning
- IP attractiveness; management strength, ability to add value
- Business plan examination; P&L forecasting, capital requirements



	VERITONE	MISO ROBOTICS
Industry:	Artificial Intelligence (AI)	Robotics and AI
Investment Date(s):	August 2016; May 2017	June 2017; Feb 2018
Status at Investment:	Private with revenues	Private without revenues
Pre-Money Investment Value:	$117 million August 2016	$7.5 million June 2017; $30 million Feb. 2018
Investment Size:	$54 million	$2.25 million and $6 million
Other Partnership Attributes:	IP licensing partner	IP licensing partner
	Went public in May 2017;	

Bitzumi ??

- After Acacia issued a press release saying it was investing in Bitzumi, Michael Barone from Sidus called Rob Stewart from Acacia on February 15, 2018 to discuss this investment and indicated that at $2.50/share Bitzumi would be valued at over $250 million.
- To Sidus, this seemed like an excessive valuation for such a risky investment. Indeed, Bitzumi readily admits any valuation at this stage is difficult to assess.
- This begs the question: How did the Board evaluate Bitzumi's valuation?
- Mr. Stewart tried to reassure Sidus by stating that ACTG had "learned its lesson from the Veritone investment" and that the Bitzumi shares would be freely tradable immediately after going public.
- Mr. Stewart then indicated that he expected there would be big retail demand for the shares and he could sell them at a quick profit. Mr. Barone indicated his displeasure with such a risky strategy.
- Following this, Bloomberg ran an article detailing numerous issues with Bitzumi.

Bloomberg

The SEC's Uneven Cryptocurrency Crackdown

"Two weeks ago, Bitzumi Inc., which describes itself as a "vertically integrated bitcoin exchange" of online media and crypto-related offerings, began soliciting investors on its website.

Bitzumi has two executives, only one of whom works full time; the CFO puts in 10 hours a week. Its CEO, Scot Cohen, appears to have no prior media or cryptocurrency experience. Cohen, among other roles, is also the executive chairman of a company that makes a handheld device, the BolaWrap 100, which shoots a kevlar rope to demobilize perpetrators, Batman-style. A call to the number listed on Bitzumi's financial filing was not returned. Two other individuals listed on Bitzumi's website under management said they work for an outside company that has been contracted by Bitzumi to create content for its website.

Bitzumi, on its website, says it was co-founded by James Altucher, a hedge fund manager whose video about bitcoin has been blasted though banner ads around the internet. But Altucher calls himself "just an investor and a supporter of the company."

Bitzumi's filings says it entered into a "co-founder and advisory agreement" with Altucher in January in exchange for shares. Bitzumi is looking to raise $10 million from investors. That would give the company, which according to it latest financials has never had a single dollar of sales, a fully diluted valuation of nearly $300 million."

Source: https://www.bloomberg.com/gadfly/articles/2018-03-01/sec-shouldn-t-ignore-sketchy-ipos-in-crypto-crackdown

Acacia's Tortured Explanation of Excessive Compensation

Acacia's Compensation Philosophy

- **In 2015, we retained a compensation expert and engaged in a rigorous review of our compensatio...**
  - Extensive stockholder engagement and outreach in 2015 and 2016, focused on compensation
  - In-person meetings and conference calls with key institutional stockholders
  - Engaged Pearl Meyer, a nationally recognized executive compensation advisory firm
  - Close alignment of executive compensation with corporate performance
  - Established specific performance milestones and targets
  - Designed new performance-based cash and equity executive compensation programs

- **Our entire compensation program was replaced, including the following changes:**
  - We no longer use stock awards (which reward management even if the stock does not appreciate)
  - We often use options that only vest if Acacia's stock price appreciates significantly

We received strong stockholder support for our compensation programs following these changes:

- ✓ 94% Vote FOR our compensation plan in 2016
- ✓ 97% Vote FOR our compensation plan in 2017



Say on Pay Vote Results

94% FOR (2016)   97% FOR (2017)

> **How can Acacia claim its executive compensation is tied to "high-value goals and stockholder value" when the Company has been rewarding management with excessive compensation for the Company's woeful 1-, 3-, 5- and 10-year TSR performances?**

Acacia is committed to implementing a best-in-class executive compensation program tied to clear, high-value goals and stockholder value creation


acacia

26

Source: Acacia's proxy filing on 5/2/2018

Acacia's Self-Serving "Settlement Offers"

➢ We question whether adding a single stockholder representative in this context is sufficient to reorient this Board. In our view, **the subtraction of Graziadio and Walsh is just as important as the addition of our two stockholder nominees**.

➢ We remind Acacia that its initial response to stockholder nominations was to unilaterally expand the Board and appoint two more unelected directors to classes extending beyond the upcoming Annual Meeting. Both of these unilaterally appointed directors lack any prior public company board experience, and their willingness to be appointed under these circumstances raises real doubt about their ability to comprehend the many issues at Acacia.

> **Messrs. Walsh and Graziadio have had more than an adequate opportunity to demonstrate their performance and stockholders now have the opportunity to decide if they should remain on the Board or be replaced by two new directors who are willing and able to represent stockholders' best interests.**

➢ Even if stockholders replace these two, there will still be a "dead hand" legacy of three appointed and unelected directors on the Board, including the Graziadio family trustee.

➢ The incumbent Acacia directors must understand that the Board is not a self-perpetuating club – directors are accountable to, and elected by, stockholders. We hope the Company will abide by the results of the stockholder election on June 14, 2018 and allow stockholders' voices to be heard.

> **It has been our experience that the election of truly independent and qualified directors by a resounding stockholder vote can have a salutary effect on legacy Board members, even in a situation such as Acacia.**
>
> **A strong message from stockholders can lead the way to dramatic reforms and governance redirection, as both Sidus nominees have demonstrated with their track records.**

Don't Take Our Word For It

Those who have worked alongside both Mr. Tobia and Mr. Press can attest to the value they add to the boards they serve on

Alfred V. Tobia Jr.

"We were very impressed with Al Tobia's ability to bridge the gap between a dissident shareholder group and the legacy board. We worked collegiately to vet and seat well-qualified new directors to move the company forward. After witnessing Al's ability to build a consensus, we felt it was in shareholders' best interest to insist that Al serve as Chairman of the company's Nominating and Corporate Governance Committee."
- Sarah E. Harte, a member of the Harte Hanks, Inc. founding family and one of its largest shareholders

"In our view, the latest Board moves, combined with recent moves to reduce executive compensation, put the company in a more shareholder friendly position, with a management team that can focus its attention on improving the company's fundamentals and increasing shareholder value."
- Noble Capital Markets, Inc. analyst note, May 21, 2018

Clifford Press

"Clifford was engaged from the start, coming in with no preconceived notions. He made a concerted effort to educate himself about our industry from internal and external resources before expressing ideas and opinions which were thoughtful, well informed and constructive."
- Tom Apel, Chairman of the Board of Stewart Information Services Corp.

"Clifford Press proved to be a collegial, diligent director and played an important, constructive role in the delivery of enhanced value to our shareholders."
- Mural Josephson, Director of SeaBright Holdings, Inc., and now a director of Argo Group International Holdings, Ltd. and HealthMarkets, Inc.

"Clifford Press is a truly exceptional corporate board member. He possesses extensive experience in corporate governance, best management practices and strategic planning. He is a consensus builder and a very effective communicator."
- C. Allen Bradley, Jr., Director of STC, Former Chairman & CEO AMERISAFE, Inc.

Other than their own opinions about themselves, are there <u>any</u> objective, publicly available records of the purported qualifications or achievements of Acacia's Board?

Acacia is Trying to Rewrite History With Some of its Fictitious and Outrageous Claims

Acacia Fiction	Sidus Reality
"…we are often battling companies much larger than Acacia and seeking hundreds of millions in fees or penalties. Without a staggered board structure, these defendants could quickly take control of Acacia as a means of avoiding negotiation or litigation." *"Our staggered board has historically been necessary to protect stockholders."*	Acacia makes the most ridiculous excuse we've ever heard to justify a classified board and its lack of accountability to Acacia stockholders. How is it one of these defendants could quickly take control of Acacia? Wouldn't Acacia stockholders have a vote? Isn't that the entire point of a declassified board, to regularly and effectively permit stockholders to elect representatives of their choice? Acacia also has a poison pill making its staggered board claim even more far-fetched.
"Sidus is an activist hedge fund." *"Sidus / BLR are short term focused and will seek to distribute the company's cash or liquidate the business"*	Sidus is a successful investment manager that has never had to run a proxy fight before and has only been active three times in our 18 year history. If our nominees are elected, they will represent two of seven members and can take no action without the support of other directors. We have no predetermined plans other than to be strong voices to protect stockholder interests and to be better stewards of stockholder capital.
"Moreover, returning cash in amounts greater than the $20 million buyback we have already announced is simply not feasible. Acacia is a defendant in a number of critical lawsuits and must maintain a sufficient amount of capital and assets to defend the Company. It is simply not prudent for the Board to return more capital at this time."	How is this consistent with Acacia's stated intention to invest the Company's cash in a series of illiquid private investments?

Acacia is Trying to Rewrite History With Some of its Fictitious and Outrageous Claims

Acacia Fiction	Sidus Reality
"Sidus and BLR criticize the appointment of these objective, independent directors and attempt to impugn their character by suggesting they have close allegiances to Mr. Graziadio and will not act in the best interest of all shareholders."	All 4 directors have been appointed to the Board and have never been elected by Acacia stockholders. We believe each of them has ties to Graziadio.
"Mr. Sanders runs his own independent legal practice and has never been employed by Mr. Graziadio or any of his companies. "	Per Acacia's disclosure, "Since October 1998, Mr. Sanders has served as secretary and general counsel of Boss Holdings, Inc., a distributor of work gloves, work apparel, pet products, wireless accessories and promotional products."[1] He is also Trustee of the Graziadio Family Trust.
"The Board and Management collectively own 11% of Acacia stock."	The current Acacia Board and Management own 2.86% of Acacia stock. Their misleading claim of 11% ownership includes almost 4M shares underlying stock options that were granted by the Compensation Committee.
"Mr. Press sent a personal and threatening letter to one of our Board members, taking aim at the Board member's family."	We have tried earnestly to communicate with the incumbents collectively and individually and have repeatedly cautioned them against acting contrary to stockholders' best interests. Contrary to Acacia's assertion, Mr. Press did not send a threatening letter to a current Board member. While noting the tarnish to Mr. Walsh's father's reputation from his involvement at Tyco, Mr. Press simply cautioned Mr. Walsh that his future reputation could be at risk if he continues to allow corporate governance abuses at Acacia as well as the self-enrichment being perpetuated by the Company's current Board.

[1] Acacia Form 8-K filed July 21, 2017.

Acacia is Trying to Rewrite History With Some of its Fictitious and Outrageous Claims

Acacia Fiction	Sidus Reality
"Acacia's Decisive Response to a Changing Industry"	Acacia failed to recognize the industry changes and actually believed the 2011 America Invents Act decision was good for its business. The Company doubled down on the same failed strategy for the next four years before almost destroying the Company. Graziadio and the legacy Board members failed miserably in their oversight role.
"We received strong support for our compensation program." *"94% Vote for our compensation plan in 2016 97% Vote for our compensation plan in 2017"*	This is absurdly misleading since Louis Graziadio has been serving as Executive Chairman and none of his compensation is included in the quantitative models that many investors use to screen comp. Additionally, compensation from the AIP profits interest plan scheme is not included.
"Acacia Management is very involved in creating value at Veritone and the incentive program aligns incentives."	This is simply not true. After speaking with Veritone, we do not believe Acacia is adding any value beyond the cash it gave to Veritone. Acacia management and the Board are incentivized by Acacia and have a fiduciary obligation to Acacia stockholders. The incentive program incentivizes the Company to literally gamble with stockholder money by making investments in risky enterprises and then taking a percentage of profits for themselves.



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